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CUSIP No. 685932105             SCHEDULE 13D                       Page 1 of 15
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685932105
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                                 (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 685932105             SCHEDULE 13D                       Page 2 of 15
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            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
               (entities only).
--------------------------------------------------------------------------------
               Stilwell Value Partners II, L.P.

--------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
--------------------------------------------------------------------------------
               (a)  [X]
--------------------------------------------------------------------------------
               (b)
--------------------------------------------------------------------------------
            3. SEC Use Only
               .................................................................
--------------------------------------------------------------------------------
            4. Source of Funds (See Instructions) WC, OO
--------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 290,800
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 290,800
--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting
                   Person: 290,800
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11):  8.7%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions)
                   PN
--------------------------------------------------------------------------------



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CUSIP No. 685932105             SCHEDULE 13D                       Page 3 of 15
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--------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
               (entities only).
--------------------------------------------------------------------------------
               Stilwell Associates, L.P.
--------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
--------------------------------------------------------------------------------
               (a)  [X]
--------------------------------------------------------------------------------
               (b)
--------------------------------------------------------------------------------
            3. SEC Use Only
               .................................................................
--------------------------------------------------------------------------------
            4. Source of Funds (See Instructions) WC, OO
--------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 290,800
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 290,800
--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person:
                   290,800
--------------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11):  8.7%
--------------------------------------------------------------------------------
           14. Type of Reporting Person (See Instructions)
               PN
--------------------------------------------------------------------------------



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CUSIP No. 685932105             SCHEDULE 13D                       Page 4 of 15
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--------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
               Stilwell Value LLC
--------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
--------------------------------------------------------------------------------
               (a)  [X]
--------------------------------------------------------------------------------
               (b)
--------------------------------------------------------------------------------
            3. SEC Use Only
               .................................................................
--------------------------------------------------------------------------------
            4. Source of Funds (See Instructions) WC, OO
--------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               Delaware
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 290,800
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 290,800
--------------------------------------------------------------------------------
           11. Aggregate Amount Beneficially Owned by Each Reporting Person:
               290,800
--------------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11): 8.7%
--------------------------------------------------------------------------------
           14. Type of Reporting Person (See Instructions)
               OO
--------------------------------------------------------------------------------



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CUSIP No. 685932105             SCHEDULE 13D                       Page 5 of 15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
               (entities only).
--------------------------------------------------------------------------------
               Joseph Stilwell
--------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
--------------------------------------------------------------------------------
               (a)  [X]
--------------------------------------------------------------------------------
               (b)
--------------------------------------------------------------------------------
            3. SEC Use Only
               .................................................................
--------------------------------------------------------------------------------
            4. Source of Funds (See Instructions)  PF, OO
--------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant
               to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               United States
--------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 290,800
Owned by       -----------------------------------------------------------------
Each           9.  Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 290,800
--------------------------------------------------------------------------------
           11. Aggregate Amount Beneficially Owned by Each Reporting Person:
               290,800
--------------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions) [ ]
--------------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11):  8.7%
--------------------------------------------------------------------------------
           14. Type of Reporting Person (See Instructions)
               IN
--------------------------------------------------------------------------------



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CUSIP No. 685932105             SCHEDULE 13D                       Page 6 of 15
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Item 1. Security and Issuer

        This is Amendment No. 9 to the Schedule 13D filed on November 17, 2000 ("Original 13D"), and to Amendment No. 1 to the Schedule 13D filed on December 15, 2000 ("Amendment No. 1 to Original 13D"), and to Amendment No. 2 to the
Schedule 13D filed on January 9, 2001 ("Amendment No. 2 to Original 13D"), and to Amendment No. 3 to the Schedule 13D filed on February 1, 2001 ("Amendment No. 3 to Original 13D"), and to Amendment No. 4 to the Schedule 13D filed on February 16, 2001 ("Amendment No. 4 to Original 13D"), and to Amendment No. 5 to the Schedule 13D filed on March 23, 2001 ("Amendment No. 5 to Original 13D"), and to Amendment No. 6 to the Schedule 13D filed on May 8, 2001 ("Amendment No. 6 to Original 13D"), and to Amendment No. 7 to the Schedule 13D filed on May 22, 2001 ("Amendment No. 7 to Original 13D"), and to Amendment No. 8 to the
Schedule 13D filed on May 29, 2001 ("Amendment No. 8 to Original 13D"), by joint filers Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

        This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II and Stilwell Associates.

        The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

        The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II and Stilwell Associates.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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CUSIP No. 685932105             SCHEDULE 13D                       Page 7 of 15
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          (f) Mr. Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        The source and amount of funds initially expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D, in Amendment No. 1 to the Original 13D and in Amendment No. 6 to the Original 13D. Since the date of the filing of Amendment No.6 to the Original 13D on May 8, 2001, there have been no purchases of Common Stock by any members of the Group.

Item 4. Purpose of Transaction

        The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

        Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares; (b) issuing special dividends; (c) liquidating various assets; and/or (d) selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, members of the Group believe that institutions such as the Issuer should have major shareholders sitting on their Board of Directors. Finally, members of the Group are strongly opposed to the Issuer expanding in new market areas because the Issuer is unable to firmly address its poor return on equity.

        Members of the Group reserve the right to communicate and discuss their views with other shareholders. On December 26, 2000, Stilwell Associates served a written demand upon the Issuer, pursuant to Oregon law, demanding that the Issuer produce: (a) its "record of shareholders," (b) copies of any minutes and records of meetings and actions of its board of directors, committees and shareholders, and any financial and accounting records, relating to Issuer's plans and goals with respect to increasing shareholder value, and (c) other enumerated records required to be maintained by corporations under Oregon law. (A copy of the December 26, 2000, letter is attached hereto as Exhibit 2.) The Issuer failed to make available all the requested documents within the statutorily imposed deadline. Consequently, on January 5, 2001, Stilwell Associates commenced a lawsuit against Issuer in the Circuit Court of the State of Oregon for the County of Baker requesting that the Court issue an alternative writ of mandamus commanding Issuer to either turn over the requested documents or to appear before the Court to show cause why it has not turned over the documents. The suit also seeks, pursuant to Oregon law, all of Stilwell Associates' attorneys' fees and costs incurred in seeking the requested documents. On January 8, 2001, Circuit Judge Gregory L. Baxter issued an order allowing an alternative writ of mandamus, scheduling the show cause hearing for January 12, 2001. A copy of Stilwell Associates' petition requesting an alternative writ of mandamus is attached as Exhibit 3. The show cause hearing was adjourned because the Judge who was appointed to preside at the hearing recused himself. On January 16, 2001, the Issuer made a partial production of materials requested by the Group; however, the Group believes that the materials withheld (i.e., the Cede and NOBO lists, to the extent the Issuer or its agents possess them, as well as excerpts from minutes of Board of Director meetings relating to maximizing shareholder value) should have been and must be turned over. On January 24, 2001, Mr. Stilwell wrote to the President of Issuer, Mr. Berniel L. Maughan, expressing his displeasure with the Issuer's: (a) resistance to the production of rightfully requested materials; and (b) issuance of what Mr. Stilwell believed to be a misleading press release which did not disclose that the production was only partial. (A copy of this letter is attached hereto as Exhibit 4.) The Group was led to believe by the Issuer that it did not possess either the Cede or NOBO lists but it agreed that it would produce them upon receiving them. The Group had therefore adjourned the show cause hearing without date in contemplation of entering into a written settlement agreement. However, the Issuer decided to place unreasonable preconditions upon the production of the lists and to the other materials it withholds from the Group. The show cause hearing was held on May 5, 2001, before Judge Baxter who reserved the matter for a ruling.
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CUSIP No. 685932105             SCHEDULE 13D                       Page 8 of 15
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        The Issuer agreed to meet with members of the Group at the Issuer's headquarters to discuss the Issuer's business plans and goals for return on equity. This meeting was held on January 25, 2001. In the course of this meeting, members of the Group proposed to the Issuer that it invite two nominees of the Group to sit on the Issuer's Board of Directors through the 2002 annual meeting of stockholders. The Group represented that if the Issuer accepted its proposal the Group would enter into a limited standstill agreement with the Issuer. Issuer's representatives informed the Group that some of the members of the Issuer's Board of Directors were out of the country and that the earliest date that the Board of Directors would consider the proposal was February 12, 2001. The Group made no assurance it would be able to arrive at an agreement with the Issuer with regard to this proposal. The Group reserved all of its rights as a shareholder and in the pending litigation referred to above.

        On February 14, 2001, the Issuer informed the Group that it had rejected the Group's proposal to place its two nominees to sit on the Issuer's Board of Directors. In rejecting the proposal, the Issuer acknowledged that the Group intends to nominate an alternate slate of directors for the 2001 annual meeting of stockholders, but suggested that it would not be in the Group's "interest" to wage a proxy fight in light of the "costs". However, the Group believes it has no choice but to seek Board representation because of management's refusal to maximize shareholder value and its inability to attract and retain officers who are capable of operating the Company and earning a reasonable return. The Group has retained MalCon Proxy Advisors, Inc., as its proxy solicitor. MalCon Proxy Advisors, Inc. is comprised of former members of Beacon Hills Partners, Inc.

        On February 16, 2001, the Group filed a lawsuit against Charles Henry Rouse, a director of the Issuer. (A copy of the complaint is attached hereto as Exhibit 5.) The lawsuit seeks a judgment to remove Mr. Rouse from the Issuer's Board of Directors because Mr. Rouse violated the Issuer's residency requirement when he moved his primary residence away from the Issuer's market area. The lawsuit also seeks the maximum fine against Mr. Rouse under the Oregon Code for violation of the applicable statute. Discovery of Mr. Rouse and the Issuer's Board of Directors has been noticed and has proceeded. On February 16, 2001, the Issuer filed a Form 10-Q attaching its residency requirement which was retroactively amended by the Board to try to prevent Mr. Rouse from losing his Board seat and his unvested stock options and grants. Mr. Rouse has filed an answer to the complaint. The Group continues to reserve the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

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CUSIP No. 685932105             SCHEDULE 13D                       Page 9 of 15
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        On May 8, 2001, Stilwell Associates sent a letter to the Issuer demanding that the Issuer remove Edward H. Elms from the Board on the grounds that he gave false deposition testimony in the Rouse lawsuit. (A copy of the letter is attached as Exhibit 6 hereto.) Stilwell Associates' letter states that if the Issuer does not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, Stilwell Associates will commence a derivative action to remove Mr. Elms. The Issuer failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed on May 22, 2001 by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. (A copy of the Complaint is attached as Exhibit 7 hereto.) Additionally, Stilwell Associates seeks to recover its reasonable attorney fees from Mr. Elms on the grounds that the action is a derivative one that will benefit the Issuer. In addition, the Group intends to demand that the Issuer seek reimbursement from Mr. Rouse (and all other officers and directors found to have engaged in improper conduct) for the costs of their legal defense.

        On May 29, 2001, the Issuer and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Group. The Issuer and Mr. Elms denied the material allegations of the complaint. Additionally, four counterclaims and third-party claims were asserted against the Group. Two of the counterclaims and third-party claims allege that the May 8, 2001 Schedule 13D and demand letter attached thereto contained defamatory statements against Elms and the Issuer. The Issuer and Mr. Elms maintain that Mr. Elms did not commit perjury and that the May 8, 2001 Schedule 13D and demand letter attached thereto is false and misleading. The other two counterclaims and third-party claims charge the Group with filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D attached the demand letter which the Issuer and Mr. Elms claim is defamatory. The prayer for relief seeks unspecified damages and an order requiring the Group to make a corrective amendment to its Schedule 13D and enjoining the Group from purchasing additional stock, exercising voting rights, soliciting proxies, and acting as a group to exercise control over the Issuer. The Group believes that the allegations contained in the counterclaims and third-party claims are without merit. On June 26, 2001, the Company noticed a motion to dismiss the derivative action alleging that the complaint fails to state a cause of action. Stilwell Associates will defend the motion.

        On June 30, 2001, Judge Baxter, in the Baker County shareholder list litigation, granted the Issuer's motion to dismiss the proceeding for improper service and awarded the Company attorney fees. Judge Baxter stated, however, that because he was dismissing the action he would not rule on the merits but
"is prepared to rule" if the issues are "properly presented before the court once more", in a new proceeding. Therefore, on July 5, 2001, Stilwell Associates is commencing a new proceeding seeking the Cede list and NOBO list. (The
Petition is substantially identical to the Petition attached as Exhibit 3.) The Company has stipulated to accept service of process and the parties have stipulated that the record from the previous proceeding may be utilized by the Court in the second proceeding.
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CUSIP No. 685932105             SCHEDULE 13D                       Page 10 of 15
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        In the future members of the Group may, without limitation: (a)
communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action. Moreover, the Group reserves the right to demand that the Issuer turn over any board of director meeting minutes and records relating to: (a) compensation granted by the Issuer to directors, including, without limitation, payments made by the Issuer to directors for their tax liability on their stock options; and/or (b) any adjustments made by the directors to the strike price on their stock options. Finally the Group reserves the right to contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer.

        On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

        On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

        On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

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CUSIP No. 685932105             SCHEDULE 13D                       Page 11 of 15
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        On February 23, 2001, certain members of the Group ("Stilwell MONT
Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. Additionally, the Stilwell MONT Group stated that it expects to actively assert shareholder rights with the intent to influence the policies of Montgomery. The Stilwell MONT Group stated that it plans to request to meet with representatives of the Montgomery's management and Board of Directors to hear and assess their plans and goals. The Stilwell MONT Group also stated that it believes Montgomery can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling itself.
On April 20, 2001, representatives of the Stilwell MONT Group met with representatives of the Montgomery's management and voiced their belief that the surest way to maximize shareholder value of the Montgomery Issuer is to sell it to a larger, more efficient institution. During the meeting, the Stilwell MONT Group's representatives announced it has decided to run an alternate slate of directors at Montgomery's annual meeting unless the Issuer enters into a transaction. Stilwell Associates has requested that Montgomery produce its record of shareholders. On April 25, 2001, Stilwell Associates wrote to Montgomery demanding that it produce its record of shareholders. Montgomery complied with the demand and produced its record of shareholders, including its Cede & Co. list and a NOBO list.

        In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws requiring that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.

        On June 5, 2001, Montgomery issued a press release announcing that it hired Keefe Bruyette & Woods, Inc., an investment banking firm, to "provide investment banking services to help evaluate available alternatives to improve financial performance and maximize shareholder value." The press release continued, "These alternatives may include, but not be limited to, various means by which the Company may increase revenue and decrease expenses, as well as a potential acquisition or merger." Although members of the Stilwell MONT Group were encouraged by Montgomery's hiring of Keefe Bruyette & Woods, Inc., Montgomery did not enter into a transaction prior to the Stilwell MONT's Group's deadline to notice its intention to nominate alternate directors at the 2001 annual meeting. Therefore, on June 13, 2001, members of the Stilwell MONT Group served their notice of intention to nominate Richard L. Conrad and Jay C. Reynolds to the Board of Directors at the 2001 annual meeting. Although members of the Stilwell MONT Group believed it would have been successful in challenging the adoption of the amended bylaws in a court of law, members of the Stilwell MONT Group opted to nominate two qualified residents of the local community to the Board at the upcoming annual meeting.

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CUSIP No. 685932105             SCHEDULE 13D                       Page 12 of 15
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        On June 14, 2001, certain members of the Group (the "Stilwell HCBB
Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). In its Schedule 13D, the Stilwell HCBB Group stated that it acquired the stock of HCBB investment purposes and that it believes the value of HCBB's assets exceeds its current market price. Additionally, the Stilwell HCBB Group stated that it expects to actively assert shareholder rights with the intent to influence the policies of HCBB. Members of the Stilwell HCBB believe, from available public information regarding HCBB, that in order to maximize shareholder value within a reasonable period of time, HCBB should engage in substantial stock repurchases of its shares and sell the Issuer to another institution.

        Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,339,719, reported as the number of outstanding shares as of June 21, 2001, on a Form 10-K dated June 29, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners II

     (a)  Aggregate number of shares beneficially owned: 290,800
          Percentage: 8.7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 290,800
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 290,800

     (c) Since the filing of Amendment No.6 to the Original 13D, Stilwell Value Partners II has not made any purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

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CUSIP No. 685932105             SCHEDULE 13D                       Page 13 of 15
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(B)  Stilwell Associates

     (a)  Aggregate number of shares beneficially owned: 290,800 Percentage:
          8.7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 290,800
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 290,800

     (c) Since the filing of Amendment No. 6 to the Original 13D, Stilwell Associates has not made any purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)  Stilwell Value LLC

     (a)  Aggregate number of shares beneficially owned: 290,800 Percentage:
          8.7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 290,800
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 290,800

     (c)  Stilwell Value LLC has made no purchases of Common Stock.

     (c) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II and Stilwell Associates.

(D)  Mr. Joseph Stilwell

     (a)  Aggregate number of shares beneficially owned: 290,800 Percentage:
          8.7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 290,800
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 290,800

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CUSIP No. 685932105             SCHEDULE 13D                       Page 14 of 15
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     (c)  Since the filing of Amendment No. 2 to the Original 13D, Joseph
          Stilwell has not made any purchases of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

        See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

        Exhibit No.      Description

          1              Joint Filing Agreement*
          2              Letter Dated December 26, 2000 From Stilwell Associates to The Issuer**
          3              Petition for Alternative Writ of Mandamus, dated January 5, 2001**
          4              Letter Dated January 24, 2001 From Stilwell Associates to The Issuer***
          5              Complaint dated February 16, 2001****
          6              Letter Dated May 8, 2001 From Stilwell Associates to The Issuer*****
          7              Complaint Dated May 21, 2001+

          *     Previously filed on November 17, 2000

          **    Previously filed on January 9, 2001

          ***   Previously filed on February 1, 2001

          ****  Previously filed on March 23, 2001

          ***** Previously filed on May 8, 2001 + Previously filed on May 22,
                2001

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CUSIP No. 685932105             SCHEDULE 13D                       Page 15 of 15
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 5, 2001
                                   STILWELL VALUE PARTNERS II, L.P.

                                   /s/ Joseph Stilwell
                                   ----------------------------------------
                                   By: STILWELL VALUE LLC
                                       General Partner

                                   /s/ Joseph Stilwell
                                   ----------------------------------------
                                   By:    Joseph Stilwell
                                          Managing and Sole Member

                                   STILWELL ASSOCIATES, L.P.

                                   /s/ Joseph Stilwell
                                   ----------------------------------------
                                   By: STILWELL VALUE LLC
                                       General Partner

                                   /s/ Joseph Stilwell
                                   ----------------------------------------
                                   By:    Joseph Stilwell
                                          Managing and Sole Member

                                   STILWELL VALUE LLC

                                   /s/ Joseph Stilwell
                                   ----------------------------------------
                                   By: Joseph Stilwell
                                       Managing and Sole Member

                                   JOSEPH STILWELL

                                   /s/ Joseph Stilwell
                                   ----------------------------------------
                                   Joseph Stilwell